SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                             The Valspar Corporation
                                (Name of Issuer)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                    920355104
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP No. 920355104                    13G


1.   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     C. Angus Wurtele
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

     NUMBER       5.   SOLE VOTING POWER           3,576,527
   OF SHARES
  BENEFICIALLY    6.   SHARED VOTING POWER            40,476
 OWNED BY EACH
   REPORTING      7.   SOLE DISPOSITIVE POWER      3,576,527
  PERSON WITH
                  8.   SHARED DISPOSITIVE POWER       40,476

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,617,003

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.3%

12.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                Page 2 of 4 Pages

Item 1(a)   Name of Issuer:    The Valspar Corporation
            --------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            1101 Third Street South
            Minneapolis, MN 55415

Item 2(a)   Name of Person Filing:   See Cover Page Item 1
            ---------------------

Item 2(b)   Address of Principal Business Office or, if none, residence:
            -----------------------------------------------------------

            4900 IDS Center
            80 So. 8th Street
            Minneapolis, MN 55402

Item 2(c)   Citizenship:   See Cover Page Item 4
            -----------

Item 2(d)   Title of Class of Securities:   Common
            ----------------------------

Item 2(e)   CUSIP No.:   See Cover Page
            ---------

Item 3      Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):
            ------------------------------------------------------

            Not applicable

Item 4(a)   Amount Beneficially Owned:   See Cover Page Item 9
            -------------------------

Item 4(b)   Percent of Class:   See Cover Page Item 11
            ----------------

Item 4(c)   Number of Shares as to Which Such Person has:
            --------------------------------------------

            (i)   sole power to vote or to direct the vote: See Cover Page
                  Item 5
            (ii)  shared power to vote or to direct the vote: See Cover Page
                  Item 6
            (iii) sole power to dispose or to direct the disposition of: See
                  Cover Page Item 7
            (iv) shared power to dispose or to direct the disposition of: See Cover Page Item 8

Item 5      Ownership of Five Percent or Less of a Class:   Not applicable
            --------------------------------------------


                                Page 3 of 4 Pages

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Shares reported include 40,476 shares owned by spouse.

Item 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            ------------------------------------------------------------

            Not applicable

Item 8      Identification and Classification of Members of the Group:
            ---------------------------------------------------------

            Not applicable

Item 9      Notice of Dissolution of Group:   Not applicable
            ------------------------------

Item 10     Certification:   Not applicable
            -------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2001.


Dated:     February 14, 2002

                                        /s/ C. Angus Wurtele
                                        ----------------------------------------
                                        C. Angus Wurtele


                                Page 4 of 4 Pages